J. Timothy Betbeze A Professional Law Corporation (504) 569-7196 jbetbeze@millinglaw.com

March 14, 2012

Via Telecopier 703-813-6967

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street,. NE

Washington, D.C. 20549-6010

Attention: David R. Humphrey

Re:	Blackwater Midstream Corp. Form 10-K for the year ended March 31, 2011 Filed June 28, 2011 File No. 0-51403

Dear Mr. Humphrey:

Please be advised that we represent Blackwater Midstream Corporation (“BWMS”). BWMS is in receipt of your letter dated March 13, 2012 containing comments by the United States Securities and Exchange Commission (“SEC”) relating to the above referenced matter. Mr. St. Pierre, the Chief Financial Officer of BWMS, is presently out of the country and is not scheduled to return until March 26, 2012. This letter will confirm your approval of my request, on behalf of BWMS, for an extension of thirty (30) days to prepare and file responses to the items presented in the SEC comment letter. An additionally thirty (30) days would extend the deadline to respond from March 27, 2012 to April 27, 2012. We appreciate your approval of this request

If you have any questions or comments, please contact me directly at (504)-569-7196.

Very truly yours,

/s/ J. Timothy Betbeze

J. Timothy Betbeze

cc: Donald St. Pierre (via electronic mail)